STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement, dated this May 8, 2020 (the "Stock Purchase Agreement"), is entered into by and among Rod Whiton, an individual and Blake Furlow, an individual

RECITALS

WHEREAS, Mr. Blake Furlow is selling an aggregate of THREE MILLION SHARES (3,000,000) shares (the "Securities") of Common Stock, $.0001 par value, of Creative Learning Corp., a Delaware corporation (the "Company") to Whiton for an aggregate purchase price of SIX HUNDRED THOUSAND DOLLARS ($600,000)

WHEREAS, Whiton and Furlow have agreed to the following purchases: Initial payment of $200,000.00 for Eight hundred thousand (800,000) shares of Creative Learning Corp. Common Stock payable upon execution of this agreement. Second payment which shall be due November 1, 2020 for $200,000 for One Million (1,000,000) shares of Creative Learning Corp. Common Stock and a final payment due May 1, 2021 for $200,000 for One Million Two Hundred Thousand (1,200,000) shares of Creative Learning Corp. Common Stock. Payments due shall have a 10 business day grace period.

WHEREAS, Rod Whiton's payments shall be made via check or wire transfer. Within three business days of receiving payment Blake Furlow shall instruct transfer agent to assign shares to Rod Whiton and will provide all necessary documentation to transfer including original certificates, signature on back of each certificate, and medallion guarantee.

WHEREAS, Blake Furlow agrees to vote or cause to vote Three Million shares for the Company's Shareholder meeting scheduled for May 19, 2020 for the agreed upon Board Nominees. These votes are irrevocable. Blake Furlow agrees to continue to vote per Rod Whiton's instructions the remaining shares in the agreement until the entire purchase agreement is concluded and remains in good standing.

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Rod Whiton

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Blake Furlow